Filed Pursuant to Rule 433
Registration No. 333-277211
May 20, 2024
FREE WRITING PROSPECTUS
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Stock-Linked Underlying Supplement dated February 21, 2024)



HSBC USA Inc.

Autocallable Yield Notes

Linked to the Common Stock of Citigroup Inc.

► Monthly Coupon payments at a rate of 0.62% (equivalent to 7.44% per annum), payable on each Coupon Payment Date

► Callable monthly at the principal amount plus the applicable Coupon on any Call Observation Date on or after November 26, 2024 if the Official Closing Price of the Reference Asset is at or above the Call Threshold

► If the Notes are not called and the Reference Asset declines by more than 26.00%, you will receive shares of the Reference Asset; and in that case, there is full exposure to declines in the Reference Asset, and you will lose all or a portion of your principal amount.

► Term: approximately 2 years, if not called

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this document relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $910.00 and $960.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.75% and referral fees of up to 1.20% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.95% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	Approximately 2 years, if not called.
Reference Asset	The common stock of Citigroup Inc. (Ticker: C) (the "Company")
Call Feature	The Notes will be automatically called if the Official Closing Price of the Reference Asset is at or above its Call Threshold on any Call Observation Date on or after November 26, 2024. In that case, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the Coupon payable on the corresponding Call Payment Date[2]
Call Threshold	With respect to the Reference Asset, 100.00% of its Initial Value
Coupon Rate	0.62% per month (equivalent to at least 7.44% per annum)
Barrier Value	With respect to the Reference Asset, 74.00% of its Initial Value
Payment at Maturity per Note	Unless the Notes are called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ■ **If the Reference Return is greater than or equal to -26.00%**: $1,000 + final Coupon ■ **If the Reference Return is less than -26.00%**: The Physical Delivery Amount in shares of the Reference Asset + final Coupon If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you will lose up to 100% of the Principal Amount at maturity.
Physical Delivery Amount	A number of shares of the Reference Asset calculated by dividing the Principal Amount by the Initial Value. Fractional share amounts will be paid in cash and determined by multiplying the number of fractional shares by the Final Value.
Reference Return	With respect to the Reference Asset, $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Trade Date	May 28, 2024
Pricing Date	May 28, 2024
Original Issue Date	May 31, 2024
Final Valuation Date[3]	May 27, 2026
Maturity Date[3]	June 1, 2026
CUSIP/ISIN	40428HD74/US40428HD749

The Notes

The Notes may be suitable for investors who believe that the value of the Reference Asset will not decrease significantly over the term of the Notes and who seek a fixed quarterly coupon payments as long as the Notes are not called.

If the Official Closing Price of the Reference Asset is at or above its Call Threshold on any Call Observation Date beginning on November 26, 2024, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the applicable Coupon on the corresponding Call Payment Date.

If the Notes are not called and the Final Value is greater than or equal to the Barrier Value, you will receive a Payment at Maturity equal to 100% of the Principal Amount plus the final Coupon.

If the Notes are not called and the Final Value is less than the Barrier Value, you will receive the Physical Delivery Amount, and in that case, you will lose 1% of your principal for every 1% decline of the Reference Asset from its Initial Value. In that case, you will lose up to 100% of the Principal Amount at maturity. Even with the Coupons paid over the term of the Notes, your return on the Notes will be negative.



[1] As more fully described on page FWP-4.

[2] See page FWP-5 for Call Observation Dates, Coupon Payment Dates, and Call Payment Dates.

[3] Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Stock-Linked Underlying Supplement.

Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been called, and whether the Final Value is greater than or equal to the Barrier Value. If your Notes are not called, you will lose some or all of your Principal Amount at maturity if the Final Value is less than the Barrier Value. Even with the Coupons you received prior to maturity, your return on the Notes may be negative.



Information about the Reference Asset

Citigroup Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The Company's services include investment banking, retail brokerage, corporate banking, and cash management products and services. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "C.



The graphs above illustrate the performance of the Reference Asset from May 15, 2014 through May 15, 2024. The closing values underlying the graphs above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "Description of the Reference Asset" beginning on page FWP-15 of this document. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

HSBC USA Inc.
Autocallable Yield Notes



This document relates to a single offering of Autocallable Yield Notes. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement, and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Stock-Linked Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The common stock of Citigroup Inc. (Ticker: C) (the "Company")
Trade Date:	May 28, 2024
Pricing Date:	May 28, 2024
Original Issue Date:	May 31, 2024
Final Valuation Date:	May 27, 2026, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be June 1, 2026. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Call Feature:	If the Official Closing Price of the Reference Asset is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Coupon on the corresponding Call Payment Date.
Call Threshold:	With respect to the Reference Asset, 100% of its Initial Value.
Payment at Maturity:	Unless the Notes are called, on the Maturity Date, for each $1,000 Principal Amount, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are called, on the Maturity Date and for each $1,000 Principal Amount, you will receive a cash payment equal to the Final Settlement Value determined as follows: ■ **If the Reference Return is greater than or equal to -26.00%**: $1,000 + final Coupon. ■ **If the Reference Return is less than -26.00%**: The Physical Delivery Amount in shares of the Reference Asset + final Coupon. If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you will lose up to 100% of the Principal Amount. Even with the Coupons, your return on the Notes may be negative in this case.
Physical Delivery Amount:	A number of shares of the Reference Asset calculated by dividing the Principal Amount by the Initial Value of the Reference Asset. Fractional share amounts will be paid in cash and determined by multiplying the number of fractional shares by the Final Value. The Physical Delivery Amount is subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

	Call Observation Dates		**Call Payment Dates**		**Coupon Payment Dates**
Call Observation Dates, Call Payment Dates and Coupon Payment Dates:					July 1, 2024
					August 1, 2024
					September 3, 2024
					October 1, 2024
					November 1, 2024
	November 26, 2024		December 2, 2024		December 2, 2024
	December 27, 2024		January 2, 2025		January 2, 2025
	January 29, 2025		February 3, 2025		February 3, 2025
	February 26, 2025		March 3, 2025		March 3, 2025
	March 27, 2025		April 1, 2025		April 1, 2025
	April 28, 2025		May 1, 2025		May 1, 2025
	May 28, 2025		June 2, 2025		June 2, 2025
	June 26, 2025		July 1, 2025		July 1, 2025
	July 29, 2025		August 1, 2025		August 1, 2025
	August 27, 2025		September 2, 2025		September 2, 2025
	September 26, 2025		October 1, 2025		October 1, 2025
	October 29, 2025		November 3, 2025		November 3, 2025
	November 25, 2025		December 1, 2025		December 1, 2025
	December 29, 2025		January 2, 2026		January 2, 2026
	January 28, 2026		February 2, 2026		February 2, 2026
	February 25, 2026		March 2, 2026		March 2, 2026
	March 27, 2026		April 1, 2026		April 1, 2026
	April 28, 2026		May 1, 2026		May 1, 2026
	May 27, 2026 (the Final Valuation Date)		June 1, 2026 (the Maturity Date)		June 1, 2026 (the Maturity Date)

Each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Coupon Rate:	0.62% per month (equivalent to 7.44% per annum)
Initial Value:	The Official Closing Price of the Reference Asset on the Pricing Date.
Final Value:	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Barrier Value:	74.00% of the Initial Value.
CUSIP/ISIN:	40428HD74/US40428HD749
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this document relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024 and the Stock-Linked Underlying Supplement dated February 21, 2024. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-10 of this document, page S-1 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸   The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025892/tm244959d5_424b2.htm

▸   The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

▸   The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

If the Official Closing Price of the Reference Asset is at or above the Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Coupon on the corresponding Call Payment Date.

Coupon

Unless the Notes are called, we will pay a monthly Coupon payment on each Coupon Payment Date. For information regarding the record dates applicable to the Coupons payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-17 in the accompanying prospectus supplement. The Coupon Rate will be 7.44% per annum (or $6.20 per $1,000 Principal Amount per month).

Payment at Maturity

Unless the Notes are called, on the Maturity Date and for each $1,000 Principal Amount, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ **If the Reference Return is greater than or equal to -26.00%**:
 $1,000 + final Coupon

■ **If the Reference Return is less than -26.00%**:
The Physical Delivery Amount in shares of the Reference Asset + final Coupon.

If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you will lose up to 100% of the Principal Amount. Even with the Coupons received over the term of the Notes, your return on the Notes may be negative in this case.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Final Value of the Reference Asset will be at or above the Barrier Value.

▶ You seek a monthly Coupon, that will be paid at the Coupon Rate of 7.44% per annum, to be paid on each Coupon Payment Date, unless the Notes are called.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is limited to the Coupons payable on the Notes.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▶ You are willing to make an investment that is exposed to the potential downside performance of the Reference Asset on a 1-to-1 basis, and receive shares of the Reference Asset, if the Notes are not called and the Reference Return is less than -26.00%.

▶ You are willing to lose up to 100% of the Principal Amount.

▶ You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Official Closing Price of the Reference Asset is at or above its Call Threshold, or you are otherwise willing to hold the Notes to maturity.

▶ You are willing to forgo the dividends or other distributions paid on the Reference Asset.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Final Value will be below the Barrier Value.

▶ You believe that the Coupon will not provide you with your desired return.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to the Coupons payable on the Notes.

▶ You seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▶ You are unwilling to make an investment that is exposed to the potential downside performance of the Reference Asset on a 1-to-1 basis, and receive shares of the Reference Asset, if the Notes are not called and the Reference Return is less than -26.00%.

▶ You seek an investment that provides full return of principal at maturity.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of the Reference Asset is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You prefer to receive the dividends or other distributions paid on the Reference Asset.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement. In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value. In this case, we will pay you in shares of the Reference Asset, and the Physical Delivery Amount you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Reference Return is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with the Coupons, your return on the Notes may be negative in this case.

If the Physical Delivery Amount will be paid on the Notes, you will be subject to the price fluctuation of the Reference Asset after the Final Valuation Date.

If the Final Value of the Reference Asset is less than its Barrier Value, we will deliver to you at maturity the Physical Delivery Amount in shares of the Reference Asset. The value of those shares may further decrease between the Final Valuation Date and the Maturity Date, and you will incur additional losses to the extent of such decrease. In addition, there is no assurance that an active trading market will continue for shares of the Reference Asset or that there will be liquidity in that trading market.

Your return on the Notes is limited to the Principal Amount plus the Coupons, regardless of any appreciation in the value of any Underlying.

For each $1,000 Principal Amount, you will receive $1,000 at maturity plus the final Coupon, regardless of any appreciation in the value of any Underlying, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the Notes.

The Notes may be called prior to the Maturity Date.

If the Notes are called early, the holding period over which you may receive coupon payments could be as little as approximately 6 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

Higher Coupon Rates or lower Barrier Values are generally associated with a Reference Asset with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of a Reference Asset. The greater the expected volatility with respect to a Reference Asset on the Trade Date, the higher the expectation as of the Trade Date that the value of the Reference Asset could close below the Barrier Value on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Value or a higher Coupon Rate) than for similar securities linked to the performance of a Reference Asset with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of a Reference Asset can change significantly over the term of the Notes. The value of the Reference Asset for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Asset and the potential to lose some or all of your principal at maturity.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Value. We cannot predict the Official Closing Price of the Reference Asset on any Call Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on the Notes.

The table and examples below illustrate how the Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of the Reference Asset. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

▶ Principal Amount:	$1,000
▶ Hypothetical Initial Value	$100.00*
▶ Hypothetical Call Threshold	$100.00 (100.00% of the Initial Value)
▶ Hypothetical Barrier Value:	$74.00 (74.00% of the Initial Value)
▶ Hypothetical Coupon Rate:	7.44% per annum (0.62% for each month in which it is payable). The actual Coupon Rate will be at least 7.44% per annum and will be determined on the Trade Date. If the Notes are not called, the Coupons paid over the term of the Notes would total $148.80 per $1,000 Principal Amount.

* The hypothetical Initial Value of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of the Reference Asset. The actual Initial Value of the Reference Asset will be determined on the Pricing Date and set forth in the final pricing supplement to which this document relates.

Summary of the Examples

	Notes Are Called on a Call Observation Date	Notes Are Not Called on Any Call Observation Date	
	Example 1	**Example 2**	**Example 3**
Initial Value	$100.00	$100.00	$100.00
Call Threshold	$100.00	$100.00	$100.00
Barrier Value	$74.00	$74.00	$74.00
Official Closing Price / Percentage Change of the Reference Asset on the:			
1st Coupon Payment Date to 5th Coupon Payment Date	Coupons: 5 x $6.20 = $31.00	Coupons: 5 x $6.20 = $31.00	Coupons: 5 x $6.20 = $31.00
1st Call Observation Date	Official Closing Price: $120.00 Coupon: $6.20	Official Closing Price: $77.70 Coupon: $6.20	Official Closing Price: $59.20 Coupon: $6.20
7th Coupon Payment Date to the 23rd Coupon Payment Date (including the 2nd Call Observation Date to the 18th Call Observation Date)	N/A	Official Closing Price: below the Call Threshold Coupons: 17 x $6.20 = $105.40	Official Closing Price: below the Call Threshold Coupons: 17 x $6.20 = $105.40
Last Call Observation Date (the Final Valuation Date)	N/A	Official Closing Price: $80.00 Coupon: $6.20	Official Closing Price: $50.00 Coupon: $6.20
Coupon Payment Amounts Prior to Maturity or Call	5 x $6.20 = $31.00	23 x $6.20 = $142.60	23 x $6.20 = $142.60
Payment if Notes are Called	$1,006.20	N/A	N/A
Payment at Maturity	N/A	$1,006.20	$1,000 + $6.20 + ($1,000 x -50.00%) = $506.20**
Return of the Notes	3.72%	14.88%	-35.12%

** If the Final Value is less than the Barrier Value, we will pay you 10 shares of the Reference Asset . The value of the 10 shares is based on the Final Value.

Example 1—The Official Closing Price of the Reference Asset on the first Call Observation Date is greater than or equal to the Call Threshold.

Initial Value	Official Closing Price
$100.00	$120.00 (120.00% of Initial Value)

Payment Upon a Call:	**$1,006.20**

Because the Official Closing Price of the Reference Asset on the first Call Observation Date is at or above the Call Threshold, the Notes will be called and you will receive $1,006.20 per Note, reflecting the Principal Amount plus the Coupon. When added to the aggregate Coupon payments of $31.00 received in respect of the previous Coupon Payment Dates, we will have paid you a total of $1,037.20 per Note, resulting in a 3.72% return on the Notes. No extra payment will be made on account of the Reference Asset closing above its respective Initial Value.

Example 2— The Notes are not called and the Final Value of the Reference Asset is greater than or equal to the Barrier Value

Initial Value	Final Value
$100.00	$80.00 (80.00% of Initial Value)

Reference Return	-20.00%
Payment at Maturity:	**$1,006.20**

Because the Final Value of the Reference Asset is greater than or equal to its Barrier Value, you will receive $1,006.20 per Note, reflecting the Principal Amount plus the final Coupon.

When added to the aggregate Coupon payments of $142.60 received prior to maturity, we will have paid you a total of $1,148.80 per Note, resulting in a 14.88% return on the Notes.

Example 3—The Notes are not called and the Final Value of the Reference Asset is less than the Barrier Value.

Initial Value		Final Value
$100.00		$50.00 (50.00% of Initial Value)

Reference Return	-50.00%
Payment at Maturity:	**$506.20**

Because the Final Value is less than the Barrier Value, you will the Physical Delivery Amount, calculated as follows:

Physical Delivery Amount = Principal Amount/Initial Value.

= $1,000/100.00 = 10 shares of the Reference Asset

As of the Valuation Date, these shares would have a value of $500.00 (10 shares multiplied by the Final Value of $50.00). When added to the final Coupon payment of $6.20 and the previous Coupon payments of $142.60 received prior to maturity, we will have paid you a total of $648.80 resulting in a -35.12% return on the Notes

If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you will be exposed to any decrease in the value of the Reference Asset on a 1:1 basis and could lose up to 100% of your principal at maturity.

DESCRIPTION OF THE REFERENCE ASSET

Description of C

Citigroup Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The Company's services include investment banking, retail brokerage, corporate banking, and cash management products and services. Information filed by the Company with the SEC under the Securities Exchange Act of 1934 can be located by reference to its SEC file number: 001-09924 or its CIK Code: 000083100. Shares of the Company trade and are listed on the New York Stock Exchange under the symbol "C."

Historical Performance of C

The following graph sets forth the historical performance of the common stock of C based on the daily historical closing values from May 15, 2014 through May 15, 2024. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of C should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of C on any Call Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of the Reference Asset, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.75% and referral fees of up to 1.20% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.95% per $1,000 Principal Amount. .

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the notes to you.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than one business days following the Trade Date. Effective May 28, 2024, under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described herein.

We will not attempt to ascertain whether the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Asset and consult your tax advisor regarding the possible consequences to you if the Reference Asset is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the total annual coupon rate of 7.44% on the Notes among interest on the Deposit and Put Premium, [ ]% constitutes interest on the Deposit and [ ]% constitutes Put Premium. If upon maturity of the Notes, you receive shares of the Reference Asset (the "Underlying Shares") and cash in lieu of any fractional Underlying Share, you should generally recognize capital gain or loss equal to the difference between the amount of cash received in lieu of any fractional Underlying Share and the pro rata portion of your tax basis in the Notes that is allocable to such fractional Underlying Share, based on the amount of cash received and the fair market value of the Underlying Shares received. Although no assurances can be provided in this regard, you may generally expect not to recognize any gain or loss with respect to any Underlying Shares received. You should generally have a basis in the Underlying Shares equal to your tax basis in the Notes, other than any amount allocated to a fractional Underlying Share. The holding period for such Underlying Shares should start on the day after receipt.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Coupons is uncertain, the entire amount of the Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Stock-Linked Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$

Autocallable Yield Notes Linked to the Common Stock of Citigroup Inc.

May 20, 2024

Free Writing Prospectus